PROXY RESULTS (Unaudited)
Cohen & Steers Advantage
Income Realty Fund shareholders voted on the following proposals at the annual meeting held on April 30, 2009. The description of each proposal and number of shares voted are as followsC

Common Shares
					Shares Voted	Authority
					     For	Withheld
To Elect Directors
George Grossman	 			22,081,726 	 1,054,074
Robert H. Steers	 		22,166,599 	 969,201
C. Edward Ward, Jr.	 		22,156,578 	 979,221